

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Marco Guidi
Chief Financial Officer
Tanzanian Gold Corporation
22 Adelaide Street West, Suite 3400
Toronto, Ontario M5H 4E3 Canada

> **Re: Tanzanian Gold Corporation**
> **Form 20-F for the Fiscal Year ended August 31, 2019**
> **Filed December 2, 2019**
> **File Number 001-32500**

Dear Mr. Guidi:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation